Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                       Millions of Dollars
                                                    ------------------------
                                                        Nine Months Ended
                                                           September 30
                                                    ------------------------
                                                      1996              1995
                                                    ------------------------
                                                           (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                        $1,759               830
  Distributions less than equity in earnings
    of less-than-fifty-percent-owned companies          19                 1
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income*                                       253               270
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                                                    $2,031             1,101
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                  $  186               214
  Capitalized interest                                  25                21
  Preferred dividend requirements of
    a subsidiary and a capital trust                    47                56
  One-third of rental expense, net of
    subleasing income, for operating leases             27                24
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                                                    $  285               315
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Ratio of Earnings to Fixed Charges                     7.1               3.5
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*Includes amortization of capitalized interest totaling approximately
 $7 million and $8 million in 1996 and 1995, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, and again in 1995. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings for the first nine months of 1996 and 1995.